

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 24, 2012

<u>Via E-mail</u>
Mr. Martin R. Benante
Chief Executive Officer
Curtiss-Wright Corporation
10 Waterview Boulevard
Parsippany, New Jersey 07054

   RE: Curtiss-Wright Corporation
      Form 10-K for the Fiscal Year Ended December 31, 2010
      Filed February 25, 2011
      File No. 1-00134

Dear Mr. Benante:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes the information the Securities Exchange Act of 1934 and all applicable rules require.

        Sincerely,

        /s/ Terence O'Brien

        Terence O'Brien
        Accounting Branch Chief